REPLY TO DES MOINES OFFICE

July 20, 2011

VIA EDGAR AND E-MAIL

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Western Iowa Energy, LLC

Preliminary Proxy Statement on Schedule 14A

Filed on June 17, 2011

File No. 0-51965

Schedule 13E-3

Filed on June 17, 2011

File No. 5-86285

Dear Mr. Hindin:

We are in receipt of your letter dated June 28, 2011, providing comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Schedule 13E-3 and Schedule 14A that were filed by Western Iowa Energy, LLC (the “Company”) on June 17, 2011.  In response to the comment letter, the Company filed this letter, Amendment No. 1 to the Schedule 13E-3 and an amended preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with the Commission on the date of this letter.

A redlined copy of Amendment No. 1 to Schedule 13E-3 and of the Preliminary Proxy Statement (exclusive of Exhibit D and Exhibit E) are being provided to you along with the email version of this letter for your convenience, as well as a copy of our firm’s legal opinion that is referred to in numbered paragraph 1 below.

Set forth below in bold-faced type are the staff’s comments contained in its letter and immediately below each comment is the response with respect thereto.

John D. Shors

Stephen W. Roberts

Robert F. Holz, Jr.

Robert A. Gamble

Michael G. Kulik

Frank J. Carroll

Bruce I. Campbell

Jonathan C. Wilson

Steven L. Nelson

David B. VanSickel

Gene R. La Suer

Deborah M. Tharnish

Kent A. Herink

Robert J. Douglas, Jr.

Mark D. Walz

Gary M. Myers

Stanley J. Thompson

David M. Erickson

Lori Torgerson Chesser

Jo Ellen Whitney

Becky S. Knutson

Julie Johnson McLean

Beverly Evans

Margaret Van Houten

Thomas E. Stanberry

Christopher P. Jannes

Sharon K. Malheiro

Kris Holub Tilley

William A. Boatwright

Thomas J. Houser

Kendall R. Watkins

Joseph A. Happe

Scott M. Brennan

William E. Hanigan

Debra Rectenbaugh Pettit

Matthew E. Laughlin

Judith R. Lynn Böes

William P. Kelly

Susan J. Freed

Jason M. Ross

Jason M. Stone

Amy M. Landwehr

John C. Pietila

Emily E. Harris

B. J. Miller

Jodie Clark McDougal

Jeffrey D. Ewoldt

Tara Z. Hall

Charles N. Wittmack

Courtney Strutt Todd

Kelly A. Deters

Nichole Miras Mordini

Krystle L. Campa

Sarah K. Franklin

Victoria P. Nwasike

Christopher E. James

Robert W. Dixon

Michael C. Richards

Mark D. Wickham

Christopher S. Talcott

Elizabeth R. Meyer

Michele L. Warnock

Sarah E. Crane

Intellectual Property

Kent A. Herink

Emily E. Harris

Of Counsel

Jeffrey A. Baker

Donald J. Brown

Denise R. Claton

C. Carleton Frederici

A. J. Greffenius

Dennis D. Jerde

William J. Koehn

Stephen M. Morain

Joseph M. Pawlosky

Richard E. Ramsay

Thomas E. Salsbery

Neal Smith

A. Arthur Davis

1928-1997

DAVIS BROWN KOEHN SHORS & ROBERTS P.C.

	THE DAVIS BROWN TOWER	THE HIGHLAND BUILDING
PHONE 515.288.2500 FIRM FAX 515.243.0654 WEB WWW.DAVISBROWNLAW.COM	215 10th STREET, STE. 1300	4201 WESTOWN PKWY, STE. 300
	DES MOINES, IA 50309	WEST DES MOINES, IA 50266

Schedule 13E-3

General

1.             We note that you are purporting to create three classes of securities out of what is currently a single class of units, for the purpose of taking the company private by causing the existing class of units to be held by less than 300 security holders of record and causing each “new” class of units to be held by less than 500 security holders of record.  In your response letter, provide your legal analysis as to why the Class A, Class B and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.  Also, please provide a formal opinion of counsel, supported by appropriate legal analysis, that your existing units and your newly authorized classes of units are separate classes of securities under Iowa state law.  The analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel.  Please support your analysis with citations to state statutory or case law, where appropriate.

RESPONSE 1:

We have filed along with this letter, and enclosed along with the emailed version of this letter, our firm’s opinion that the Class A, Class B and Class C units are separate classes of securities under Iowa law, and in particular under the Iowa Revised Uniform Limited Liability Company Act.

Section 12(g)(5) of the Securities Exchange Act of 1934 (the “Exchange Act”) defines the term “class” with respect to the securities of an issuer to include all securities that are of “substantially similar character and the holders of which enjoy substantially similar rights and privileges.”  Based on this definition, we believe that the Rule 13e-3 reclassification transaction proposed by the Company will effectively divide the existing single class of the Company’s units into three distinct classes of units for purposes of determining whether the Company is eligible to deregister the existing units under Section 12 of the Exchange Act and to suspend its disclosure and reporting obligations under Section 15 of the Exchange Act.

The United States Supreme Court has held that differences in the rights and privileges of the holders of securities is the key for determining the existence of differing classes of securities.(1)  Among the rights and privileges noted by the Supreme Court were differences in voting rights, differences in the ability to transfer or negotiate the security, differences in the ability to pledge the security and differences in dividend or profit sharing rights.  It is clear that the holders of securities may have some rights and privileges in common and still be considered the holders of different classes of securities as long as the entirety of their rights and privileges are not substantially similar.

Furthermore, the Commission’s staff has previously taken no-action positions in favor of similarly situated issuers who had issued two separate classes of securities.  The Staff took a no-action position in favor of an issuer that treated two classes of ownership units as separate classes of securities where one class was voting and one class was nonvoting.  Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,673 (April 19, 1991).  According to the letter, the holders of nonvoting stock in Crawford and Company had voting rights only with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s articles of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to

(1)  See, e.g., Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 (1985).

Georgia law.  Relying on the definition of a “class” of securities provided under Section 12(g)(5) of the Exchange Act, Crawford and Company argued that one class’s lack of voting rights precluded its holders from enjoying “substantially similar rights” as persons holding an otherwise identical class of stock that could vote.  The Commission took a no-action position in favor of Crawford and Company’s argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act.

Based on these authorities, we believe that the holders of the Class A, Class B and Class C units resulting from the proposed reclassification transaction would not “enjoy substantially similar rights and privileges.”  In fact, as summarized below, the holders of the Class A, Class B and Class C units hold securities with significant differences with respect to voting rights, rights to nominate directors, rights to call meetings, rights to propose amendments to the Company’s operating agreement, transfer rights and limitations on ownership. Specifically, the terms of the Class A, Class B and Class C units would differ from each other as follows:

Voting Rights. The existing units that will be reclassified as Class A units will retain the right to vote for directors and with respect to any matter submitted for the consent of members.  In particular, the consent of the holders of a majority of the Class A units will be required in order to authorize the Board of Directors to (i) issue units at a price less than $500 per unit, (ii) issue more than 35,000 total units or (iii) cause the Company to acquire equity or debt securities of any director or its affiliates or otherwise make loans to a director or its affiliates.  In addition, Class A members may vote with respect to any amendments to the proposed Second Amended and Restated Operating Agreement (the “Proposed Operating Agreement”).  While the Class B members will also be entitled to vote for directors, they are not allowed to vote on other matters submitted for member consent other than amendments to the Proposed Operating Agreement that specifically modify the rights of the Class B members as such, and on the merger, dissolution, or sale of all or substantially all the assets of the Company and any other matters that require the vote of at least a majority of the outstanding units under Iowa law.  Accordingly, Class B members will have no right to vote with respect to authorizing the Board to take any of the significant actions listed in items (i) through (iii) above or with respect to any amendments to the Proposed Operating Agreement that do not specifically modify the rights of the Class B units as such.  The holders of the Class C units will have even more restrictive voting rights which will only allow them to vote on proposed amendments to the Proposed Operating Agreement that specifically modify the rights of the Class C members as such, and on the merger, dissolution, or sale of all or substantially all the assets of the Company and any other matters that require the vote of at least a majority of the outstanding units under Iowa law.  Class C Members will not be allowed to vote for directors.  Based on the authorities cited above, we believe that these significant differences in voting rights would establish three separate classes of the Company’s units.

Director Nomination Rights. Complementary to the differences in voting rights for directors, the Proposed Operating Agreement will provide for differences in the ability of members to nominate directors.  Any Class A member will be allowed to nominate persons to serve as directors. On the other hand, Class B members may nominate directors only through action taken by persons holding at least 10% of the outstanding Class B units.  This makes it significantly less likely that Class B members will be able to nominate persons to serve as directors.  Class C members will have no right to nominate persons to serve as directors.  We believe that this creates a real and substantial difference with respect to the ability of the holders of the classes of units to seek to place persons of their choosing on the Company’s board of directors.

Amendment Proposal Rights. Similarly, the ability of members to propose amendments to the Proposed Operating Agreement is significantly differentiated.  The Proposed Operating Agreement will be the agreement that controls the operation of the Company and establishes the rights of members.  A fundamental right of parties to a contract is the ability to amend that contract.  As amended and restated, the Proposed Operating Agreement will allow any Class A member to propose amendments to the Proposed Operating Agreement.  However, Class B members may propose amendments only through action taken by persons holding at least 10% of the outstanding Class B units.  This makes it significantly less likely that Class B members will be able to propose amendments to the Proposed Operating Agreement.  Class C members will have no right to propose amendments to the Proposed Operating Agreement.

Meeting Call Rights. Complementing the differences in rights to propose amendments, we have provided for a substantial difference in the ability to call a meeting of the members.  The ability to independently call for a members’ meeting without action by the Board is an important component of member democracy.  As proposed, Class A members holding at least 10% of the outstanding units of all classes are entitled to call a meeting of the members.  However, in order for Class B members to call a meeting of members, it will require persons holding at least 15% of the outstanding units of all classes to make such a request.  This makes it significantly less likely that Class B members will be able to call a meeting of the members.  Finally, in order for Class C members to call a meeting of members, it will require persons holding at least 20% of the outstanding units of all classes to make such a request.  This makes it still even less likely that Class C members will be able to call a meeting of the members.

Transfer Rights. All transfers of Class A units, other than certain permitted transfers, require the prior approval of the Company’s Board of Directors, which can withhold its approval for any reason.  Therefore, the right of Class A members to freely alienate their units is subject to a significant condition outside of their control.  Unlike the Class A units, transfers of the Class B units and the Class C units do not require the approval of the Board of Directors, but are only subject to deferral to the extent necessary to avoid negative income tax consequences for the Company or which would again subject the Company to registration or reporting obligations under the Exchange Act, and so long as either (i) the transferor is transferring all such transferor’s Class B units or Class C units, as applicable, to a single transferee and following such transfer, the transferee does not own or control more than 5% of the outstanding Class B units or Class C units, or (ii) the transferor is transferring units to a member holding the same class of units and following such transfer, the transferee does not own or control more than 5% of the outstanding Class B units or Class C units.

Maximum Ownership Limitations. No Class A member may own or control, directly or indirectly, more than 40% of the Company’s issued and outstanding units at any time.  The holders of Class B units and Class C units are not subject to this restriction.

Right to Serve as Tax Matters Member.  A Class A member is eligible to serve as the Company’s tax matters member, which is the “tax matters partner” described in Section 6231 of the Internal Revenue Code.  No Class B member or Class C member is eligible to serve as tax matters member.

As a result, there are substantial distinctions among the three classes of units.  As such, the Class A, Class B and Class C units would not be of a “substantially similar character” and the holders of Class A, Class B and Class C units would not “enjoy substantially similar rights and privileges.”  Accordingly, under Section 12(g)(5) of the Exchange Act, the Class A units, the Class B units and the

Class C units that would be issued following the Rule 13e-3 reclassification transaction would constitute three separate classes of securities.

Schedule 14A

General

2.             Please confirm that the Company will post the information statement on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Please refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

RESPONSE 2:

The Company will post the proxy materials on a publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site).  The Preliminary Proxy Statement has been revised to notify record holders that the proxy materials are available on a publicly-accessible Internet Web site and to explain how to access such materials.

3.             The form of proxy and preliminary proxy statement should be clearly marked as “Preliminary Copies.”  See Rule 14a-6(e)(1).  Revise accordingly.

RESPONSE 3:

The Form of Proxy and the cover page of the Preliminary Proxy Statement have been marked with “PRELIMINARY COPY”.

WIE’s Reasons for the Reclassification, Page 18

4.             We note the disclosure on page 20 indicating that the Company ultimately elected to proceed with the reclassification because the alternatives of a tender offer, a Unit repurchase or a reverse Unit split could be more costly.  Please supplement the disclosure to quantify the estimated costs of conducting such alternative transactions.

RESPONSE 4:

The Preliminary Proxy Statement has been revised in accordance with your comments.

*      *      *      *

We trust that the foregoing adequately responds to each of the staff’s comments with respect to the Schedule 13E-3 and Preliminary Proxy Statement.  Please feel free to contact me at (515) 246-7940 if you have any additional questions.

Very truly yours,

DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.

/s/ Mark D. Wickham

Mark D. Wickham

MDW:tlr

Enclosures

REPLY TO DES MOINES OFFICE

July 20, 2011

Western Iowa Energy, LLC

1120 South Center Street

P.O. Box 399

Wall Lake, Iowa 51466

Re:          Classes of Limited Liability Company Units under Iowa Law

Ladies and Gentlemen:

We have acted as counsel to Western Iowa Energy, LLC, an Iowa limited liability company (the “Company”), in connection with the Company’s proposed reclassification of the units representing membership interests in the Company (the “Units”) into three classes of Units to be designated as Class A Units, Class B Units and Class C Units (the “Reclassification”).  The Reclassification will be effected by adopting a proposed Second Amended and Restated Operating Agreement of the Company (the “Proposed Operating Agreement”), a copy of which is attached as Exhibit C to Amendment No. 1 to Schedule 14A filed by the Company with the United States Securities and Exchange Commission on July 20, 2011.  In our capacity as counsel to the Company, we have been asked to deliver our opinion as to whether the Class A Units, Class B Units and Class C Units resulting from the Reclassification will constitute separate classes of securities under Iowa law.

In rendering this opinion, we have reviewed (i) the Amended and Restated Operating Agreement of the Company, dated January 31, 2005, (ii) the First Amendment to Amended and Restated Operating Agreement of the Company, dated April 14, 2008 and (iii) the Proposed Operating Agreement, which has been represented to us as being the form of the Proposed Operating Agreement that will be submitted to the members of the Company for approval and adoption.  In addition, we have made such examination of law, including the provisions of the Iowa Revised Uniform Limited Liability Company Act, Iowa Code Chapter 489 (the “LLC Act”), the Iowa Uniform Securities Act, Iowa Code Chapter 502 (the “Iowa Securities Act”), and other legal authorities as we deemed to be applicable hereto.

The Iowa Securities Act provides in Section 502.102(28) that the definition of “security” includes an interest in a limited liability company, so long as not all of the members of the limited liability company are actively engaged in the management of the limited liability company.  We note that the Company is currently, and following the adoption of the Proposed Operating Agreement would

John D. Shors

Stephen W. Roberts

Robert F. Holz, Jr.

Robert A. Gamble

Michael G. Kulik

Frank J. Carroll

Bruce I. Campbell

Jonathan C. Wilson

Steven L. Nelson

David B. VanSickel

Gene R. La Suer

Deborah M. Tharnish

Kent A. Herink

Robert J. Douglas, Jr.

Mark D. Walz

Gary M. Myers

Stanley J. Thompson

David M. Erickson

Lori Torgerson Chesser

Jo Ellen Whitney

Becky S. Knutson

Julie Johnson McLean

Beverly Evans

Margaret Van Houten

Thomas E. Stanberry

Christopher P. Jannes

Sharon K. Malheiro

Kris Holub Tilley

William A. Boatwright

Thomas J. Houser

Kendall R. Watkins

Joseph A. Happe

Scott M. Brennan

William E. Hanigan

Debra Rectenbaugh Pettit

Matthew E. Laughlin

Judith R. Lynn Böes

William P. Kelly

Susan J. Freed

Jason M. Ross

Jason M. Stone

Amy M. Landwehr

John C. Pietila

Emily E. Harris

B. J. Miller

Jodie Clark McDougal

Jeffrey D. Ewoldt

Tara Z. Hall

Charles N. Wittmack

Courtney Strutt Todd

Kelly A. Deters

Nichole Miras Mordini

Krystle L. Campa

Sarah K. Franklin

Victoria P. Nwasike

Christopher E. James

Robert W. Dixon

Michael C. Richards

Mark D. Wickham

Christopher S. Talcott

Elizabeth R. Meyer

Michele L. Warnock

Sarah E. Crane

Intellectual Property

Kent A. Herink

Emily E. Harris

Of Counsel

Jeffrey A. Baker

Donald J. Brown

Denise R. Claton

C. Carleton Frederici

A. J. Greffenius

Dennis D. Jerde

William J. Koehn

Stephen M. Morain

Joseph M. Pawlosky

Richard E. Ramsay

Thomas E. Salsbery

Neal Smith

A. Arthur Davis

1928-1997

DAVIS BROWN KOEHN SHORS & ROBERTS P.C.

	THE DAVIS BROWN TOWER	THE HIGHLAND BUILDING
PHONE 515.288.2500 FIRM FAX 515.243.0654 WEB WWW.DAVISBROWNLAW.COM	215 10th STREET, STE. 1300	4201 WESTOWN PKWY, STE. 300
	DES MOINES, IA 50309	WEST DES MOINES, IA 50266

continue to be, a “manager-managed” limited liability company under the LLC Act.

The LLC Act is based upon the premise that members of an Iowa limited liability company have the right, with very limited exceptions, to negotiate and agree upon the terms and nature of their relations as members.  This premise is expressed in Section 489.110(1)(a) of the LLC Act, which provides that, except as otherwise provided in certain enumerated provisions, “the operating agreement governs…[r]elations among the members as members and between the members and the limited liability company.”  Pursuant to this provision, the LLC Act contemplates that members of a limited liability company may have different relative rights, powers and duties, so long as such differences are set forth in the limited liability company’s operating agreement.  Upon the adoption of the Proposed Operating Agreement, the Company’s members will have determined that relations among the members and between the members and the limited liability company will include the establishment of separate classes of membership interests, the features of which will be as set forth in the Proposed Operating Agreement.

Additionally, we note that the existence of different classes of members is contemplated in two subsections of Iowa Code Section 489.1201, which governs series of transferable interests in a series limited liability company.  Iowa Code Section 489.1201(5) provides that:

An operating agreement may provide for classes or groups of members or managers associated with a series having such relative rights, powers, and duties as the operating agreement may provide.  The operating agreement may provide for the future creation of additional classes or groups of members or managers associated with the series having such relative rights, powers, and duties as may from time to time be established, including rights, powers, and duties senior to existing classes and groups of members or managers associated with the series.  An operating agreement may provide for the taking of an action, including the amendment of the operating agreement, without the vote or approval of any member or manager or class or group of members or managers, including all action to create under the provisions of the operating agreement a class or group of the series of membership interests that was not previously outstanding.  An operating agreement may provide that any member or class or group of members associated with a series does not have voting rights. (Emphasis added).

Similarly, Iowa Code Section 489.1201(6), also applicable to series of transferable interests in a series limited liability company, provides that:

An operating agreement may grant to all or certain identified members or managers or a specified class or group of the members or managers associated with a series the right to vote on any matter separately or with all or any class or group of the members or managers associated with the series.  Voting by members or managers associated with a series may be on a per capita, number, financial interest, class, group, or other basis.  (Emphasis added).

Based on the governance authority granted to the operating agreement of a limited liability company pursuant to Iowa Code Section 489.110(1)(a) and the contemplation of the existence of multiple classes of members in other provisions of the LLC Act applicable to series limited liability companies, it is our belief that the establishment by a non-series Iowa limited liability company of multiple classes of membership interests by differentiating the relative rights, powers and duties of members in such limited liability company’s operating agreement is permissible under the LLC Act.

If adopted, the Proposed Operating Agreement will substantially change the rights and powers of the members of the Company whose Units are reclassified as Class B Units or Class C Units.  In particular, the members of each class created under the Proposed Operating Agreement will have

2

substantially different rights and limitations with respect to (i) voting for directors, (ii) voting on other matters submitted for approval of the members, (iii) voting with respect to future amendments to the Proposed Operating Agreement, (iv) the ability to nominate persons to serve as directors of the Company, (v) the ability to call meetings of the members, (vi) the ability to propose further amendments to the Proposed Operating Agreement, (vii) the transferability of Units, (viii) limitations on the total number of Units that may be held by one member and (ix) the ability to serve as the Company’s tax matters member for federal tax purposes.

Based upon Section 502.102(28) of the Iowa Securities Act and Section 489.110 of the LLC Act, and as a result of the significant differences in the rights and privileges of members holding the Class A Units, Class B Units and Class C Units, we are of the opinion that the Class A Units, the Class B Units and the Class C Units will constitute separate classes of securities under Iowa law upon the completion of the Reclassification as proposed.

This opinion is based upon the state of facts and the law existing and in effect on the date hereof, which are subject to change prospectively or retroactively.  We assume no obligation to revise, supplement or update this opinion in any respect at any time subsequent to the date hereof in order to account for any change in the law (whether or not hereafter enacted or adopted) or future facts, events, or circumstances.

This opinion is limited to the specific legal issues addressed herein and no opinion is implied or may be inferred beyond the matters expressly set forth herein.  This opinion constitutes our entire opinion regarding the subject matter hereof and supersedes all prior opinions regarding such subject matter.

Sincerely,

/s/ DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.

3

July 20, 2011

VIA EDGAR

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C.  20549-3628

Attn: Perry J. Hindin, Special Counsel

Re:	Western Iowa Energy, LLC
Preliminary Proxy Statement on Schedule 14A
Filed on June 17, 2011
File No. 0-51965

Schedule 13E-3
Filed on June 17, 2011
File No. 5-86285

Ladies and Gentlemen:

In accordance with the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated June 28, 2011, relating to the above-referenced filings (the “Filings”), Western Iowa Energy, LLC (the “Company”), as the sole filing person with respect to the Filings, acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Western Iowa Energy, LLC

By:	/s/ William J. Horan
Name: William J. Horan
Title: President